FOR IMMEDIATE RELEASE	Monday, July 22, 2013

Gannett Co., Inc. Reports Non-GAAP Earnings per Diluted Share of $0.58, Increasing 4% Over Prior Year; Earnings per Diluted Share of $0.48 on GAAP basis

Highlights for the quarter include the following:

•	Agreement to acquire Belo Corp.

•	Local domestic circulation revenue up 11 percent; fifth consecutive quarter of growth

•	Broadcasting revenue of $212 million, 3 percent higher than prior year

•	Company-wide digital revenue growth of 20 percent reaching almost 30 percent of total revenue

•	New $300 million, two-year share repurchase program replacing current program; existing dividend program will continue

McLEAN, VA - Gannett Co., Inc. (NYSE: GCI) reported non-GAAP earnings per diluted share of $0.58 for the second quarter compared to the second quarter a year ago, an increase of 4 percent. Results were driven by higher circulation revenue reflecting the impact of the all access content subscription model as well as revenue increases in the Broadcasting and Digital segments.

During the quarter, the company also entered into a definitive merger agreement with Belo Corp. (Belo)under which Gannett will acquire all outstanding shares of Belo for $13.75 per share in cash, or approximately $1.5 billion, plus the assumption of $715 million in existing debt for an enterprise value of approximately $2.2 billion. The transaction has been unanimously approved by the boards of directors of both companies. It is expected to close by the end of 2013, subject to antitrust approval, Federal Communications Commission (FCC) approval, approval by holders of two-thirds of the voting power of Belo shares, and customary closing conditions. Belo’s directors and executive officers, who collectively own approximately 42 percent of the voting power of Belo’s outstanding shares, have entered into voting and support agreements to vote their shares in favor of the transaction with Gannett.

Gracia Martore, president and chief executive officer, said, “We are very pleased to report solid revenue growth in our Broadcasting and Digital segments as well as our fourth consecutive quarter of year-over-year circulation revenue growth overall in our Publishing segment. Earnings per share were higher in the quarter as our strategic initiatives, particularly our content subscription model and digital offerings, continued to gain momentum and positively impact our results.”

Martore added, “Our long-term strategic plan - with a focus on both investment and execution - continues to position us for success well into the future. Gannett's pending acquisition of Belo, and finding new ways to get content and offerings to the right user at the right time, are steps in our long-term strategy. We are accelerating our transformation into the 'New Gannett' every day.”

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CONTINUING OPERATIONS

Operating revenues for the company totaled $1.30 billion in the second quarter, relatively unchanged from the second quarter last year. A significant increase in circulation revenue and higher revenue in the Broadcasting and Digital segments was offset by a decline in advertising revenue, a net reduction of almost $10 million in political revenues and an unfavorable exchange rate.

Net income attributable to Gannett in the second quarter was $113.6 million. Net income attributable to Gannett on a non-GAAP basis (which excludes the special items) was over 2 percent higher than the second quarter last year and totaled $135.1 million.

Special items in the second quarter of 2013 totaled $35.7 million ($21.5 million after tax or $0.10 per share) and include workforce restructuring charges and transformation costs. Results for the second quarter of 2012 included $20.3 million of special items ($0.05 per share) impacting operating income.

Earnings per diluted share, on a GAAP (generally accepted accounting principles) basis were $0.48 for the second quarter. Second quarter earnings per diluted share excluding special items were $0.58 compared to $0.56 for the same quarter in 2012, almost 4 percent higher.

The table below details second quarter results on a GAAP and non-GAAP basis.

Dollars in thousands, except per share amounts

	GAAP Measure	Special Items		Non-GAAP Measure
	Thirteen weeks ended Jun. 30, 2013	Workforce restructuring	Transformation costs	Thirteen weeks ended Jun. 30, 2013
Operating income	$202,882	$21,727	$4,498	$229,107
Total non-operating (expense) income	(36,541)	—	9,479	(27,062)
Income before income taxes	166,341	21,727	13,977	202,045
Provision for income taxes	39,600	8,600	5,600	53,800
Net income	126,741	13,127	8,377	148,245
Net income attributable to Gannett Co., Inc.	113,620	13,127	8,377	135,124
Net income per share - diluted	$0.48	$0.06	$0.04	$0.58

Additional information on the special items can be found in the “Use of Non-GAAP Information” section.

Operating income totaled $202.9 million in the quarter. On a non-GAAP basis, operating income was $229.1 million compared to $236.8 million in the second quarter a year ago. Operating cash flow in the quarter (a non-GAAP term defined as operating income plus special items, depreciation and amortization) totaled $276.9 million.

Operating expenses including special charges were $1.10 billion in the quarter less than 1 percent higher than the second quarter in 2012. Expense increases in the Digital segment associated with revenue growth as well as higher strategic initiative investments were partially offset by the impact of cost control and efficiency efforts. On a non-GAAP basis, operating expenses, which exclude special items and include the impact of the investments in strategic initiatives, were $1.07 billion, relatively unchanged from the second quarter last year. Corporate expenses on a non-GAAP basis were $2.3 million higher in the quarter reflecting an increase in stock compensation expense as well as a small asset sale gain in the second quarter last year.

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In addition to the agreement to acquire Belo, the company announced that it will continue its existing dividend payment program and extended its share buyback program replacing its existing remaining authorization with a new $300 million authorization expected to be used over the next two years. During the second quarter, the company purchased approximately 0.4 million shares for $8.6 million. The relatively low volume of share repurchases was due to the blackout period associated with the Belo announcement. Shares repurchased year-to-date totaled 2.1 million for $41.4 million.

PUBLISHING

Publishing segment revenues in the quarter totaled $904.2 million, a 1.7 percent decline from $920.3 million in the second quarter a year ago. On a constant currency basis, publishing segment revenues were 1.4 percent lower as a substantial increase in circulation revenue was more than offset by lower advertising revenue. Domestic publishing revenues were about flat in the second quarter compared to the second quarter last year.

The continued positive impact of the all access content subscription model resulted in a 6.0 percent increase in total circulation revenue compared to the second quarter last year. Circulation revenue growth at local domestic publishing operations was up 11.4 percent, the fifth consecutive quarter of circulation revenue growth.

Second quarter advertising revenues totaled $562.5 million, a decline of 5.3 percent compared to $594.3 million in 2012's second quarter. The relatively slow pace of the economic recoveries in the U.S. and UK as well as secular challenges continue to impact advertising demand. National advertising comparisons improved relative to the first quarter. Domestic publishing advertising year-over-year comparisons were in line with the first quarter, as national advertising comparisons improved significantly and all the major classified advertising category comparisons were better than the first quarter. A summary of the year-over-year percent change for the company's advertising categories can be found on Table 5.

Publishing segment digital revenues were 49.8 percent higher in the quarter. The all access content subscription model and digital advertising and marketing solutions all contributed to the growth. Digital revenues at all of our publishing operations were up in the quarter. Local domestic publishing operations were 56.9 percent higher, USA TODAY and its associated businesses increased 24.1 percent and Newsquest's digital revenues were up 8.1 percent, in pounds.

Publishing segment operating expenses, which include a net increase of $11.4 million in special items as well as $10.0 million in strategic initiative investment, were $819.0 million in the quarter, relatively unchanged from $816.1 million in the second quarter a year ago. Non-GAAP Publishing segment operating expenses declined 1.1 percent to $792.8 million compared to $801.3 million in the second quarter of 2012 despite the absence of $5.3 million in furlough savings that impacted prior quarter results.

Publishing segment operating income totaled $85.2 million including special items and strategic initiative investments. Publishing segment operating income on a non-GAAP basis was $111.4 million in the quarter while operating cash flow totaled $138.3 million.
BROADCASTING

Broadcasting revenues (which include Captivate) were 3.2 percent higher in the quarter and totaled $212.0 million. The increase reflects significant growth in retransmission revenue and an increase in core advertising revenue mitigated, in part, by lower political revenues.

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Television revenues were $204.8 compared to $197.7 million in the second quarter last year, an increase of 3.6 percent. Retransmission revenues were 62.3 percent higher while core advertising revenues were up 1.5 percent. The percentage increase in television revenues would have been 9.1 percent excluding the net reduction of $9.9 million of political spending year-over-year, in line with guidance provided in April.

Based on current trends and reflecting the significant political and Summer Olympic revenues achieved in the third quarter last year, we expect the percentage decrease in total television revenues for the third quarter of 2013 to be in the mid-teens compared to the third quarter of 2012. Television revenues in the third quarter of 2012 benefited from approximately $75 million in political advertising and spending related to the Summer Olympics. Excluding the incremental impact of political and Olympic spending, total television revenues in the third quarter this year compared to the third quarter last year are expected to be up in the mid-teens.

Broadcasting segment operating expenses were $113.9 million in the quarter, up 2.8 percent compared to $110.8 million in the second quarter last year. The increase reflects higher costs associated with strategic initiatives. Operating income was 3.7 percent higher in the quarter and totaled $98.1 million while operating cash flow was up 3.3 percent to $105.1 million.
DIGITAL

Operating revenues in the Digital segment were $186.5 million compared to $181.3 million in the second quarter a year ago, an increase of 2.9 percent reflecting primarily solid revenue growth at CareerBuilder. Digital segment operating expenses were 4.4 percent higher and totaled $151.2 million due to an increase in CareerBuilder expenses in part reflecting new acquisitions. Operating income totaled $35.3 million while operating cash flow was $44.7 million.

Digital revenues company-wide, including the Digital segment and all digital revenues generated by the other business segments totaled $374.3 million compared to $311.6 million in the second quarter a year ago. The 20.1 percent increase reflects the positive impact of the all access content subscription model as well as digital advertising and digital marketing services revenue growth.

At the end of the quarter, Gannett had about 120 domestic web sites affiliated with its local publishing and television markets and USA TODAY. In June, Gannett's consolidated domestic Internet audience share increased approximately 17 percent to 61.2 million unique visitors reaching 27.3 percent of the Internet audience, according to comScore Media Metrix. USATODAY.com is one of the most popular news sites on the Web and the USA TODAY app is a top news app with approximately 19 million downloads including those across iPad, iPhone, Android, Windows and Kindle Fire. USA TODAY's mobile and video traffic continue to grow. Mobile visitors in June were 135 percent higher than June last year while video plays were up 335 percent. Newsquest is also an Internet leader in the UK where its network of web sites attracted 100.7 million monthly page impressions from approximately 12.5 million unique users in June 2013. CareerBuilder's unique visitors in June averaged 19.4 million.

NON-OPERATING ITEMS

The company's equity earnings include its share of operating results from unconsolidated investees including the California Newspapers Partnership, Texas-New Mexico Newspapers Partnership, Tucson newspaper partnership and other online/digital businesses including Classified Ventures.

Equity income in unconsolidated investees totaled $9.4 million in the quarter compared to $8.7 million in the second quarter in 2012. The 8.8 percent increase reflects improved results at Classified Ventures and the newspaper partnerships.

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Interest expense totaled $36.2 million in the quarter, relatively unchanged from the second quarter last year.

Net cash flow from operating activities was $187.7 million while free cash flow (a non-GAAP measure) totaled $172.8 million in the quarter. The balance of long-term debt was $1.36 billion and total cash was $161.5 million at the end of the quarter.

* * * *

USE OF NON-GAAP INFORMATION

The company uses non-GAAP financial performance and liquidity measures to supplement the financial information presented on a GAAP basis. These non-GAAP financial measures are not to be considered in isolation from or as a substitute for the related GAAP measures, and should be read only in conjunction with financial information presented on a GAAP basis.
In this earnings report, the company discusses non-GAAP financial performance measures that exclude from its reported GAAP results the impact of special items consisting of workforce restructuring charges, transformation costs, pension settlement charges, a non-cash impairment charge, a currency-related loss recognized in other non-operating items and certain credits to its income tax provision. The company believes that such expenses and credits are not indicative of normal, ongoing operations and their inclusion in results makes for more difficult comparisons between periods and with peer group companies. Workforce restructuring expenses primarily relate to incremental expenses the company has incurred to consolidate or outsource production processes and centralize other functions. These expenses include payroll and related benefit costs. Transformation costs include incremental expenses incurred by the company to execute on its transformation and growth plan. Transformation costs also include incremental expenses associated with optimizing Gannett's real estate portfolio including accelerated depreciation and charges to reduce the carrying value of assets held for sale to fair value less costs to sell. The pension settlement charges result from the acceleration of expense related to the timing of certain pension payments. Other non-operating items include a non-cash impairment charge that was recorded to reduce the book value of an investment accounted for under the equity method to fair value, as the business underlying this asset had experienced significant and sustained unfavorable operating results. It also includes a currency loss related to the weakening of the British pound associated with the downgrade of the UK sovereign credit rating. First quarter 2013 results also included credits to the income tax provision related to reserve releases as a result of federal exam resolution and lapse of a statute of limitation.
The company also discusses operating cash flow, a non-GAAP financial performance measure that it believes offers a useful view of the overall operation of its businesses. This non-GAAP measure is calculated by adding amounts associated with the special expense items described above, as well as depreciation and amortization, to operating income as reported on a GAAP basis. This earnings report also discusses free cash flow, a non-GAAP liquidity measure. Free cash flow is defined as “net cash flow from operating activities” as reported on the statement of cash flows reduced by “purchase of property, plant and equipment” as well as “payments for investments” and increased by “proceeds from investments” and voluntary pension contributions, net of related tax benefit. The company believes that free cash flow is a useful measure for management and investors to evaluate the level of cash generated by operations and the ability of its operations to fund investments in new and existing businesses, return cash to shareholders under the company's capital program, repay indebtedness, add to the company's cash balance, or use in other discretionary activities. Management uses free cash flow to monitor cash available for repayment of indebtedness and in its discussions with the investment community.
Management uses non-GAAP financial performance measures for purposes of evaluating business unit and consolidated company performance. The company therefore believes that each of the non-GAAP

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measures presented provides useful information to investors by allowing them to view the company's businesses through the eyes of management and the Board of Directors, facilitating comparison of results across historical periods and providing a focus on the underlying ongoing operating performance of its businesses. In addition, many of the company's peer group companies present similar non-GAAP measures so the presentation of such measures facilitates industry comparisons. Tabular reconciliations for the non-GAAP financial measures are contained in Tables 6 through 11 attached to this news release.

As previously announced, the company will hold an earnings conference call at 10:00 a.m. ET today. The call can be accessed via a live webcast through the company's web site, www.gannett.com, or listen-only conference lines. U.S. callers should dial 1-888-684-1259 and international callers should dial 913-312-1517 at least 10 minutes prior to the scheduled start of the call. The confirmation code for the conference call is 2627382. To access the replay, dial 1-888-203-1112 in the U.S. International callers should use the number 719-457-0820. The confirmation code for the replay is 2627382. Materials related to the call will be available through the Investor Relations section of the company's web site Monday morning.

About Gannett
Gannett Co., Inc. is an international media and marketing solutions company that informs and engages more than 100 million people every month through its powerful network of broadcast, digital, mobile and publishing properties. Our portfolio of trusted brands offers marketers unmatched local-to-national reach and customizable, innovative marketing solutions across any platform. Gannett is committed to connecting people - and the companies who want to reach them - with their interests and communities. For more information, visit www.gannett.com.

Certain statements in this press release may be forward looking in nature or “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The forward looking statements contained in this press release are subject to a number of risks, trends and uncertainties that could cause actual performance to differ materially from these forward looking statements. A number of those risks, trends and uncertainties are discussed in the company's SEC reports, including the company's annual report on Form 10-K and quarterly reports on Form 10-Q. Any forward looking statements in this press release should be evaluated in light of these important risk factors.

Gannett is not responsible for updating the information contained in this press release beyond the published date, or for changes made to this press release by wire services, Internet service providers or other media.

# # #

For investor inquiries, contact:	For media inquiries, contact:
Jeffrey Heinz	Jeremy Gaines
Vice President, Investor Relations	Vice President, Corporate Communications
703-854-6917	703-854-6049
jheinz@gannett.com	jmgaines@gannett.com

CONDENSED CONSOLIDATED STATEMENTS OF INCOME Gannett Co., Inc. and Subsidiaries Unaudited, in thousands (except per share amounts)

Table No. 1
	Thirteen weeks ended Jun. 30, 2013	Thirteen weeks ended Jun. 24, 2012	% Increase (Decrease)
Net operating revenues:
Publishing advertising	$562,476	$594,262	(5.3)
Publishing circulation	279,655	263,938	6.0
Broadcasting	211,962	205,381	3.2
Digital	186,506	181,326	2.9
All other	62,100	62,133	(0.1)
Total	1,302,699	1,307,040	(0.3)

Operating expenses:
Cost of sales and operating expenses, exclusive of depreciation	726,869	720,889	0.8
Selling, general and administrative expenses, exclusive of depreciation	320,615	316,301	1.4
Depreciation	38,467	40,157	(4.2)
Amortization of intangible assets	9,368	8,078	16.0
Facility consolidation charges	4,498	5,097	(11.8)
Total	1,099,817	1,090,522	0.9
Operating income	202,882	216,518	(6.3)

Non-operating (expense) income:
Equity income in unconsolidated investees, net	9,424	8,663	8.8
Interest expense	(36,174)	(36,142)	0.1
Other non-operating items	(9,791)	(2,280)	***
Total	(36,541)	(29,759)	22.8

Income before income taxes	166,341	186,759	(10.9)
Provision for income taxes	39,600	51,200	(22.7)
Net income	126,741	135,559	(6.5)
Net income attributable to noncontrolling interests	(13,121)	(15,670)	(16.3)
Net income attributable to Gannett Co., Inc.	$113,620	$119,889	(5.2)

Net income per share - basic	$0.50	$0.51	(2.0)
Net income per share - diluted	$0.48	$0.51	(5.9)

Weighted average number of common shares outstanding:
Basic	228,837	233,334	(1.9)
Diluted	234,636	237,136	(1.1)

Dividends declared per share	$0.20	$0.20	—

CONDENSED CONSOLIDATED STATEMENTS OF INCOME Gannett Co., Inc. and Subsidiaries Unaudited, in thousands (except per share amounts)

Table No. 2
	Twenty-six weeks ended Jun. 30, 2013	Twenty-six weeks ended Jun. 24, 2012	% Increase (Decrease)
Net operating revenues:
Publishing advertising	$1,088,975	$1,145,700	(5.0)
Publishing circulation	565,627	527,274	7.3
Broadcasting	403,542	381,554	5.8
Digital	361,428	349,678	3.4
All other	120,862	121,421	(0.5)
Total	2,540,434	2,525,627	0.6

Operating expenses:
Cost of sales and operating expenses, exclusive of depreciation	1,446,593	1,443,129	0.2
Selling, general and administrative expenses, exclusive of depreciation	634,730	624,620	1.6
Depreciation	77,393	79,860	(3.1)
Amortization of intangible assets	18,496	15,957	15.9
Facility consolidation charges	9,283	9,885	(6.1)
Total	2,186,495	2,173,451	0.6
Operating income	353,939	352,176	0.5

Non-operating (expense) income:
Equity income in unconsolidated investees, net	17,218	12,975	32.7
Interest expense	(71,579)	(75,713)	(5.5)
Other non-operating items	(11,374)	(245)	***
Total	(65,735)	(62,983)	4.4

Income before income taxes	288,204	289,193	(0.3)
Provision for income taxes	45,000	77,800	(42.2)
Net income	243,204	211,393	15.0
Net income attributable to noncontrolling interests	(25,019)	(23,281)	7.5
Net income attributable to Gannett Co., Inc.	$218,185	$188,112	16.0

Net income per share - basic	$0.95	$0.80	18.8
Net income per share - diluted	$0.93	$0.79	17.7

Weighted average number of common shares outstanding:
Basic	229,116	234,807	(2.4)
Diluted	234,866	238,774	(1.6)

Dividends declared per share	$0.40	$0.40	—

BUSINESS SEGMENT INFORMATION Gannett Co., Inc. and Subsidiaries Unaudited, in thousands of dollars

Table No. 3
	Thirteen weeks ended Jun. 30, 2013	Thirteen weeks ended Jun. 24, 2012	% Increase (Decrease)
Net operating revenues:
Publishing	$904,231	$920,333	(1.7)
Broadcasting	211,962	205,381	3.2
Digital	186,506	181,326	2.9
Total	$1,302,699	$1,307,040	(0.3)

Operating income (net of depreciation, amortization and facility consolidation charges):
Publishing	$85,192	$104,211	(18.3)
Broadcasting	98,092	94,586	3.7
Digital	35,277	36,531	(3.4)
Corporate	(15,679)	(18,810)	(16.6)
Total	$202,882	$216,518	(6.3)

Depreciation, amortization and facility consolidation charges:
Publishing	$31,415	$33,736	(6.9)
Broadcasting	6,974	7,124	(2.1)
Digital	9,383	8,330	12.6
Corporate	4,561	4,142	10.1
Total	$52,333	$53,332	(1.9)

Operating cash flow:
Publishing	$116,607	$137,947	(15.5)
Broadcasting	105,066	101,710	3.3
Digital	44,660	44,861	(0.4)
Corporate	(11,118)	(14,668)	(24.2)
Total	$255,215	$269,850	(5.4)

Operating cash flow represents operating income from each of the company's business segments plus related depreciation, amortization and facility consolidation charges. See Table No. 10 for reconciliation of amounts to the Condensed Consolidated Statements of Income.

BUSINESS SEGMENT INFORMATION Gannett Co., Inc. and Subsidiaries Unaudited, in thousands of dollars

Table No. 4
	Twenty-six weeks ended Jun. 30, 2013	Twenty-six weeks ended Jun. 24, 2012	% Increase (Decrease)
Net operating revenues:
Publishing	$1,775,464	$1,794,395	(1.1)
Broadcasting	403,542	381,554	5.8
Digital	361,428	349,678	3.4
Total	$2,540,434	$2,525,627	0.6

Operating income (net of depreciation, amortization and facility consolidation charges):
Publishing	$145,329	$166,251	(12.6)
Broadcasting	181,768	167,201	8.7
Digital	58,881	52,794	11.5
Corporate	(32,039)	(34,070)	(6.0)
Total	$353,939	$352,176	0.5

Depreciation, amortization and facility consolidation charges:
Publishing	$63,651	$66,950	(4.9)
Broadcasting	13,909	14,234	(2.3)
Digital	18,490	16,235	13.9
Corporate	9,122	8,283	10.1
Total	$105,172	$105,702	(0.5)

Operating cash flow:
Publishing	$208,980	$233,201	(10.4)
Broadcasting	195,677	181,435	7.8
Digital	77,371	69,029	12.1
Corporate	(22,917)	(25,787)	(11.1)
Total	$459,111	$457,878	0.3

Operating cash flow represents operating income from each of the company's business segments plus related depreciation, amortization and facility consolidation charges. See Table No. 10 for reconciliation of amounts to the Condensed Consolidated Statements of Income.

PUBLISHING SEGMENT REVENUE COMPARISONS Gannett Co., Inc. and Subsidiaries Unaudited

Table No. 5

The percentage changes for the Publishing segment advertising and classified revenue categories were as follows:

Second quarter 2013 year-over-year advertising comparisons:
	U.S. Publishing (including USA TODAY)	Newsquest (in pounds)	Total Publishing segment (constant currency)	Total Publishing segment

Retail	(5.3%)	(7.5%)	(5.5%)	(5.8%)
National	2.1%	(31.1%)	(0.7%)	(1.0%)
Classified	(5.2%)	(8.9%)	(6.1%)	(6.8%)
Total advertising	(4.0%)	(10.5%)	(4.9%)	(5.3%)

Year-to-date 2013 year-over-year advertising comparisons:
	U.S. Publishing (including USA TODAY)	Newsquest (in pounds)	Total Publishing segment (constant currency)	Total Publishing segment

Retail	(4.4%)	(4.8%)	(4.5%)	(4.7%)
National	(1.4%)	(19.5%)	(3.0%)	(3.1%)
Classified	(5.3%)	(7.4%)	(5.8%)	(6.3%)
Total advertising	(4.2%)	(7.7%)	(4.7%)	(5.0%)

Second quarter 2013 year-over-year classified comparisons:
	U.S. Publishing (including USA TODAY)	Newsquest (in pounds)	Total Publishing segment (constant currency)	Total Publishing segment

Automotive	(0.8%)	(9.6%)	(1.9%)	(2.3%)
Employment	(8.6%)	(5.9%)	(7.8%)	(8.6%)
Real Estate	(3.2%)	(9.5%)	(5.6%)	(6.7%)
Legal	(7.9%)	—%	(7.9%)	(7.9%)
Other	(5.9%)	(10.4%)	(7.3%)	(8.3%)
Total classified	(5.2%)	(8.9%)	(6.1%)	(6.8%)

Year-to-date 2013 year-over-year classified comparisons:
	U.S. Publishing (including USA TODAY)	Newsquest (in pounds)	Total Publishing segment (constant currency)	Total Publishing segment

Automotive	(1.9%)	(10.9%)	(3.1%)	(3.3%)
Employment	(8.7%)	(3.6%)	(7.2%)	(7.8%)
Real Estate	(3.9%)	(8.2%)	(5.5%)	(6.3%)
Legal	(8.4%)	—%	(8.4%)	(8.4%)
Other	(4.8%)	(8.5%)	(6.0%)	(6.7%)
Total classified	(5.3%)	(7.4%)	(5.8%)	(6.3%)

NON-GAAP FINANCIAL INFORMATION Gannett Co., Inc. and Subsidiaries Unaudited, in thousands of dollars (except per share amounts)

The company uses non-GAAP financial performance and liquidity measures to supplement the financial information presented on a GAAP basis. These non-GAAP financial measures are not to be considered in isolation from or as a substitute for the related GAAP measures and should be read only in conjunction with financial information presented on a GAAP basis.

Tables No. 6 through No. 11 reconcile these non-GAAP measures to the most directly comparable GAAP measure.

Table No. 6
	GAAP Measure	Special Items		Non-GAAP Measure
	Thirteen weeks ended Jun. 30, 2013	Workforce restructuring	Transformation costs	Thirteen weeks ended Jun. 30, 2013
Cost of sales and operating expenses, exclusive of depreciation	$726,869	$(18,039)	$—	$708,830
Selling, general and administrative expenses, exclusive of depreciation	320,615	(3,688)	—	316,927
Facility consolidation charges	4,498	—	(4,498)	—
Operating expenses	1,099,817	(21,727)	(4,498)	1,073,592
Operating income	202,882	21,727	4,498	229,107
Other non-operating items	(9,791)	—	9,479	(312)
Total non-operating (expense) income	(36,541)	—	9,479	(27,062)
Income before income taxes	166,341	21,727	13,977	202,045
Provision for income taxes	39,600	8,600	5,600	53,800
Net income	126,741	13,127	8,377	148,245
Net income attributable to Gannett Co., Inc.	113,620	13,127	8,377	135,124
Net income per share - diluted	$0.48	$0.06	$0.04	$0.58

	GAAP Measure	Special Items			Non-GAAP Measure
	Thirteen weeks ended Jun. 24, 2012	Workforce restructuring	Transformation costs	Pension settlement charges	Thirteen weeks ended Jun. 24, 2012
Cost of sales and operating expenses, exclusive of depreciation	$720,889	$(8,156)	$—	$—	$712,733
Selling, general and administrative expenses, exclusive of depreciation	316,301	(1,580)	—	(5,423)	309,298
Facility consolidation charges	5,097	—	(5,097)	—	—
Operating expenses	1,090,522	(9,736)	(5,097)	(5,423)	1,070,266
Operating income	216,518	9,736	5,097	5,423	236,774
Income before income taxes	186,759	9,736	5,097	5,423	207,015
Provision for income taxes	51,200	3,900	2,000	2,200	59,300
Net income	135,559	5,836	3,097	3,223	147,715
Net income attributable to Gannett Co., Inc.	119,889	5,836	3,097	3,223	132,045
Net income per share - diluted (a)	$0.51	$0.02	$0.01	$0.01	$0.56

(a) Total per share amount does not sum due to rounding.

NON-GAAP FINANCIAL INFORMATION Gannett Co., Inc. and Subsidiaries Unaudited, in thousands of dollars (except per share amounts)

Table No. 7
	GAAP Measure	Special Items				Non-GAAP Measure
	Twenty-six weeks ended Jun. 30, 2013	Workforce restructuring	Transformation costs	Other non-operating items	Special tax benefits	Twenty-six weeks ended Jun. 30, 2013
Cost of sales and operating expenses, exclusive of depreciation	$1,446,593	$(22,530)	$—	$—	$—	$1,424,063
Selling, general and administrative expenses, exclusive of depreciation	634,730	(4,563)	—	—	—	630,167
Facility consolidation charges	9,283	—	(9,283)	—	—	—
Operating expenses	2,186,495	(27,093)	(9,283)	—	—	2,150,119
Operating income	353,939	27,093	9,283	—	—	390,315
Equity income in unconsolidated investees, net	17,218	—	—	731	—	17,949
Other non-operating items	(11,374)	—	10,399	2,077	—	1,102
Total non-operating (expense) income	(65,735)	—	10,399	2,808	—	(52,528)
Income before income taxes	288,204	27,093	19,682	2,808	—	337,787
Provision for income taxes	45,000	10,700	7,800	300	27,800	91,600
Net income	243,204	16,393	11,882	2,508	(27,800)	246,187
Net income attributable to Gannett Co., Inc.	218,185	16,393	11,882	2,508	(27,800)	221,168
Net income per share - diluted	$0.93	$0.07	$0.05	$0.01	$(0.12)	$0.94

	GAAP Measure	Special Items			Non-GAAP Measure
	Twenty-six weeks ended Jun. 24, 2012	Workforce restructuring	Transformation costs	Pension settlement charges	Twenty-six weeks ended Jun. 24, 2012
Cost of sales and operating expenses, exclusive of depreciation	$1,443,129	$(22,064)	$—	$—	$1,421,065
Selling, general and administrative expenses, exclusive of depreciation	624,620	(3,961)	—	(5,423)	615,236
Facility consolidation charges	9,885	—	(9,885)	—	—
Operating expenses	2,173,451	(26,025)	(9,885)	(5,423)	2,132,118
Operating income	352,176	26,025	9,885	5,423	393,509
Income before income taxes	289,193	26,025	9,885	5,423	330,526
Provision for income taxes	77,800	10,500	3,900	2,200	94,400
Net income	211,393	15,525	5,985	3,223	236,126
Net income attributable to Gannett Co., Inc.	188,112	15,525	5,985	3,223	212,845
Net income per share - diluted (a)	$0.79	$0.07	$0.03	$0.01	$0.89

(a) Total per share amount does not sum due to rounding.

NON-GAAP FINANCIAL INFORMATION Gannett Co., Inc. and Subsidiaries Unaudited, in thousands of dollars

Table No. 8
	GAAP Measure	Special Items		Non-GAAP Measure
	Thirteen weeks ended Jun. 30, 2013	Workforce restructuring	Transformation costs	Thirteen weeks ended Jun. 30, 2013
Operating income:
Publishing	$85,192	$21,727	$4,498	$111,417
Broadcasting	98,092	—	—	98,092
Digital	35,277	—	—	35,277
Corporate	(15,679)	—	—	(15,679)
Total	$202,882	$21,727	$4,498	$229,107

Depreciation, amortization and facility consolidation charges:
Publishing	$31,415	$—	$(4,498)	$26,917
Broadcasting	6,974	—	—	6,974
Digital	9,383	—	—	9,383
Corporate	4,561	—	—	4,561
Total	$52,333	$—	$(4,498)	$47,835

Operating cash flow (a):
Publishing	$116,607	$21,727	$—	$138,334
Broadcasting	105,066	—	—	105,066
Digital	44,660	—	—	44,660
Corporate	(11,118)	—	—	(11,118)
Total	$255,215	$21,727	$—	$276,942

	GAAP Measure	Special Items			Non-GAAP Measure
	Thirteen weeks ended Jun. 24, 2012	Workforce restructuring	Transformation costs	Pension settlement charges	Thirteen weeks ended Jun. 24, 2012
Operating income:
Publishing	$104,211	$9,736	$5,097	$—	$119,044
Broadcasting	94,586	—	—	—	94,586
Digital	36,531	—	—	—	36,531
Corporate	(18,810)	—	—	5,423	(13,387)
Total	$216,518	$9,736	$5,097	$5,423	$236,774

Depreciation, amortization and facility consolidation charges:
Publishing	$33,736	$—	$(5,097)	$—	$28,639
Broadcasting	7,124	—	—	—	7,124
Digital	8,330	—	—	—	8,330
Corporate	4,142	—	—	—	4,142
Total	$53,332	$—	$(5,097)	$—	$48,235

Operating cash flow (a):
Publishing	$137,947	$9,736	$—	$—	$147,683
Broadcasting	101,710	—	—	—	101,710
Digital	44,861	—	—	—	44,861
Corporate	(14,668)	—	—	5,423	(9,245)
Total	$269,850	$9,736	$—	$5,423	$285,009

(a) Refer to Table No. 10

NON-GAAP FINANCIAL INFORMATION Gannett Co., Inc. and Subsidiaries Unaudited, in thousands of dollars

Table No. 9
	GAAP Measure	Special Items		Non-GAAP Measure
	Twenty-six weeks ended Jun. 30, 2013	Workforce restructuring	Transformation costs	Twenty-six weeks ended Jun. 30, 2013
Operating income:
Publishing	$145,329	$27,093	$9,283	$181,705
Broadcasting	181,768	—	—	181,768
Digital	58,881	—	—	58,881
Corporate	(32,039)	—	—	(32,039)
Total	$353,939	$27,093	$9,283	$390,315

Depreciation, amortization and facility consolidation charges:
Publishing	$63,651	$—	$(9,283)	$54,368
Broadcasting	13,909	—	—	13,909
Digital	18,490	—	—	18,490
Corporate	9,122	—	—	9,122
Total	$105,172	$—	$(9,283)	$95,889

Operating cash flow (a):
Publishing	$208,980	$27,093	$—	$236,073
Broadcasting	195,677	—	—	195,677
Digital	77,371	—	—	77,371
Corporate	(22,917)	—	—	(22,917)
Total	$459,111	$27,093	$—	$486,204

	GAAP Measure	Special Items			Non-GAAP Measure
	Twenty-six weeks ended Jun. 24, 2012	Workforce restructuring	Transformation costs	Pension settlement charges	Twenty-six weeks ended Jun. 24, 2012
Operating income:
Publishing	$166,251	$27,681	$9,885	$—	$203,817
Broadcasting	167,201	—	—	—	167,201
Digital	52,794	—	—	—	52,794
Corporate	(34,070)	(1,656)	—	5,423	(30,303)
Total	$352,176	$26,025	$9,885	$5,423	$393,509

Depreciation, amortization and facility consolidation charges:
Publishing	$66,950	$—	$(9,885)	$—	$57,065
Broadcasting	14,234	—	—	—	14,234
Digital	16,235	—	—	—	16,235
Corporate	8,283	—	—	—	8,283
Total	$105,702	$—	$(9,885)	$—	$95,817

Operating cash flow (a):
Publishing	$233,201	$27,681	$—	$—	$260,882
Broadcasting	181,435	—	—	—	181,435
Digital	69,029	—	—	—	69,029
Corporate	(25,787)	(1,656)	—	5,423	(22,020)
Total	$457,878	$26,025	$—	$5,423	$489,326

(a) Refer to Table No. 10

NON-GAAP FINANCIAL INFORMATION Gannett Co., Inc. and Subsidiaries Unaudited, in thousands of dollars

Table No. 10

"Operating cash flow", a non-GAAP measure, is defined as operating income plus depreciation, amortization and facility consolidation charges. Management believes that use of this measure allows investors and management to measure, analyze and compare the performance of its business segment operations at a more detailed level and in a meaningful and consistent manner.

Reconciliations of these non-GAAP amounts to the company's operating income, which the company believes is the most directly comparable financial measure calculated and presented in accordance with GAAP on the company's condensed consolidated statements of income, follow:

Thirteen weeks ended Jun. 30, 2013:
	Publishing	Broadcasting	Digital	Corporate	Consolidated Total

Operating cash flow	$116,607	$105,066	$44,660	$(11,118)	$255,215
Less:
Depreciation	(22,776)	(6,793)	(4,337)	(4,561)	(38,467)
Amortization	(4,141)	(181)	(5,046)	—	(9,368)
Facility consolidation charges	(4,498)	—	—	—	(4,498)
Operating income as reported (GAAP basis)	$85,192	$98,092	$35,277	$(15,679)	$202,882

Thirteen weeks ended Jun. 24, 2012:
	Publishing	Broadcasting	Digital	Corporate	Consolidated Total

Operating cash flow	$137,947	$101,710	$44,861	$(14,668)	$269,850
Less:
Depreciation	(24,869)	(6,943)	(4,203)	(4,142)	(40,157)
Amortization	(3,770)	(181)	(4,127)	—	(8,078)
Facility consolidation charges	(5,097)	—	—	—	(5,097)
Operating income as reported (GAAP basis)	$104,211	$94,586	$36,531	$(18,810)	$216,518

Twenty-six weeks ended Jun. 30, 2013:
	Publishing	Broadcasting	Digital	Corporate	Consolidated Total

Operating cash flow	$208,980	$195,677	$77,371	$(22,917)	$459,111
Less:
Depreciation	(46,001)	(13,547)	(8,723)	(9,122)	(77,393)
Amortization	(8,367)	(362)	(9,767)	—	(18,496)
Facility consolidation charges	(9,283)	—	—	—	(9,283)
Operating income as reported (GAAP basis)	$145,329	$181,768	$58,881	$(32,039)	$353,939

Twenty-six weeks ended Jun. 24, 2012:
	Publishing	Broadcasting	Digital	Corporate	Consolidated Total

Operating cash flow	$233,201	$181,435	$69,029	$(25,787)	$457,878
Less:
Depreciation	(49,620)	(13,872)	(8,085)	(8,283)	(79,860)
Amortization	(7,445)	(362)	(8,150)	—	(15,957)
Facility consolidation charges	(9,885)	—	—	—	(9,885)
Operating income as reported (GAAP basis)	$166,251	$167,201	$52,794	$(34,070)	$352,176

NON-GAAP FINANCIAL INFORMATION Gannett Co., Inc. and Subsidiaries Unaudited, in thousands of dollars

Table No. 11

"Free cash flow" is a non-GAAP liquidity measure used in addition to and in conjunction with results presented in accordance with GAAP. Free cash flow should not be relied upon to the exclusion of GAAP financial measures.

Free cash flow is a non-GAAP liquidity measure that is defined as "Net cash flow from operating activities" as reported on the statement of cash flows reduced by "Purchase of property, plant and equipment" as well as "Payments for investments" and increased by "Proceeds from investments" and voluntary pension contributions, net of related tax benefit. The company believes that free cash flow is a useful measure for management and investors to evaluate the level of cash generated by operations and the ability of its operations to fund investments in new and existing businesses, return cash to shareholders under the company's capital program, repay indebtedness, add to the company's cash balance, or to use in other discretionary activities. Management uses free cash flow to monitor cash available for repayment of indebtedness and in its discussions with the investment community.

	Thirteen weeks ended Jun. 30, 2013	Twenty-six weeks ended Jun. 30, 2013

Net cash flow from operating activities	$187,658	$223,941
Purchase of property, plant and equipment	(32,801)	(48,898)
Voluntary pension employer contributions	—	15,507
Tax benefit for voluntary pension employer contributions	—	(6,125)
Payments for investments	(1,378)	(2,379)
Proceeds from investments	19,305	29,365
Free cash flow	$172,784	$211,411

TAX RATE CALCULATION Gannett Co., Inc. and Subsidiaries Unaudited, in thousands of dollars

Table No. 12

The calculations of the company's effective tax rate on a GAAP and non-GAAP basis are below:

	GAAP		Non-GAAP
	Thirteen weeks ended Jun. 30, 2013	Thirteen weeks ended Jun. 24, 2012	Thirteen weeks ended Jun. 30, 2013	Thirteen weeks ended Jun. 24, 2012

Income before taxes (per Table 6)	$166,341	$186,759	$202,045	$207,015
Noncontrolling interests (per Table 1)	(13,121)	(15,670)	(13,121)	(15,670)
Income before taxes attributable to GCI	$153,220	$171,089	$188,924	$191,345

Provision for income taxes (per Table 6)	$39,600	$51,200	$53,800	$59,300

Effective tax rate	25.8%	29.9%	28.5%	31.0%

	GAAP		Non-GAAP
	Twenty-six weeks ended Jun. 30, 2013	Twenty-six weeks ended Jun. 24, 2012	Twenty-six weeks ended Jun. 30, 2013	Twenty-six weeks ended Jun. 24, 2012

Income before taxes (per Table 7)	$288,204	$289,193	$337,787	$330,526
Noncontrolling interests (per Table 2)	(25,019)	(23,281)	(25,019)	(23,281)
Income before taxes attributable to GCI	$263,185	$265,912	$312,768	$307,245

Provision for income taxes (per Table 7)	$45,000	$77,800	$91,600	$94,400

Effective tax rate	17.1%	29.3%	29.3%	30.7%